EXHIBIT 99.1

Titan Medical Signs Definitive Agreement with Medtronic

Titan to support Medtronic development and pre-clinical activities through supply of instruments and cameras

TORONTO, Sept. 12, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced the signing of a Definitive Agreement with Medtronic plc (“Medtronic”) (NYSE: MDT), a global leader in healthcare technology.

The Definitive Agreement comprises a limited development program, building on the successful completion of the June 2020 development and license agreement between Titan and Medtronic. The Definitive Agreement also includes a preclinical collaboration to evaluate the performance of various instruments and cameras in gynecological procedures, and the potential for future activities associated with the commercial supply of instruments and cameras to Medtronic. On May 3, 2022, Titan announced a $2.6 million purchase order from Medtronic for instruments and cameras. The Definitive Agreement finalizes the terms and conditions related to the purchase order.

“The closing of this Definitive Agreement is an advancement for our relationship with Medtronic, and for Titan as we move towards commercialization activities,” said Cary Vance, President and CEO of Titan. “We view the activities associated with this Definitive Agreement as additional methods of enhancing our know-how in single-access RAS technology and further benefitting our own Enos™ RAS platform.”

For clarity, Titan Medical is not affiliated with Titan Spine, which Medtronic acquired in 2019.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the timing and scope of the activities contemplated under the Definitive Agreement, including the limited development program, pre-clinical supply agreement and pre-clinical evaluation collaboration; the use of Titan designed and manufactured instruments in collaboration in pre-clinical studies; future activities associated with a commercial supply of instruments and cameras; the Enos robotic single access surgical system being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand; and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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